Item 1


                                 AERCO LIMITED

                    debis AirFinance House, Shannon, Ireland
                  Telephone: +353 61 360000 Fax: 353 61 360113

                                 PRESS RELEASE

Under the terms of the AerCo Notes, AerCo Limited (the "Company" and, together with its subsidiaries "AerCo Group") is required annually to commission an appraisal of the AerCo Group fleet. The purpose of the appraisal is to redirect, when appropriate, excess cashflow to the Senior Classes of Notes and thereby increase the collateral coverage for each Senior Class of Notes. Reductions in appraised values cannot affect interest payments to be made on Class A, B, C and D Notes but can cause the suspension of interest payments on the Class E Notes.

The Company has obtained desktop appraisals of the "base value" of each of AerCo Group's 63 aircraft from three independent aircraft value appraisers; Airclaims Limited ("Airclaims"), Aircraft Information Services, Inc. ("AISI") and BK Associates, Inc. ("BK"). On the basis of these three appraisals, as of February 19, 2001, the average appraised base value of AerCo Group's portfolio of aircraft was approximately $1,467.5 million (the "2001 Appraised Value") compared with $1,541.9 million as of April 30, 2000. Airclaims' 2001 appraised base value was $1,398.9 million, AISI's was $1,504.7 million and BK's was $1,499.1 million.

The decrease represented by the average appraised value of the portfolio at February 19, 2001 compared with the average appraised value at April 30, 2000 is approximately $22.5 million greater than the decrease provided for in the Indenture depreciation assumptions for the AerCo Notes. This higher decrease is largely attributable to the Indenture depreciation assumption being calculated from July 17, 2000 (the closing date for the Refinancing) and actual depreciation of the appraised values being calculated from April 30, 2000 (the last appraisal date).

Further information regarding the appraisals

Under the terms of the indenture governing the AerCo Notes, the Company is required at the beginning of each year, to obtain appraisals of the "base value" of its aircraft from at least three independent appraisers. The appraisers ascertained the "base value" of each aircraft on the basis of an open, unrestricted, stable market environment as of February 19, 2001 with a reasonable balance of supply and demand, and with full consideration of each aircraft's "highest and best use", presuming an arm's-length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing, adjusted to account for the maintenance status of each aircraft (with certain assumptions as to use since the last reported status). The 2001 Appraised Value stated above does not reflect the values of leases, maintenance reserves, security deposits or other collateral, if any, related to a particular aircraft. An appraisal is only an estimate of value and there can be no assurance that proceeds received upon any sale of an aircraft would approximate the base value of that aircraft.

February 21, 2001

For further information please contact: Patrick Blaney of AerCo Group's Administrative Agent at telephone number: + 353 61 360000.